Exhibit 5.1

Arden T. Phillips Corporate Secretary & Associate General Counsel

April 27, 2016

Board of Directors

United States Steel Corporation

600 Grant Street

Pittsburgh, Pennsylvania 15219-2800

To the Board of Directors:

I am Corporate Secretary and Associate General Counsel of United States Steel Corporation, a Delaware corporation (“USS”). I, or attorneys subject to my supervision, have served as counsel to USS in connection with the proposed issuance of up to 7,200,000 shares of common stock, par value $1.00 per share, of USS (the “Shares”) in connection with the United States Steel Corporation 2016 Omnibus Incentive Compensation Plan and in the preparation and filing with the Securities and Exchange Commission of a Registration Statement on Form S-8 (“Registration Statement”) relating to such Shares.

As Corporate Secretary and Associate General Counsel of USS, I am familiar with USS’s Certificate of Incorporation and By-Laws. I am also familiar with the resolutions adopted by USS’s Board of Directors, authorizing the issuance of the Shares. I have examined the Registration Statement and have examined or caused to be examined such other documents, corporate records and certificates of corporate officers and public officials as I have deemed relevant or necessary to giving the opinion set forth below.

Based on the foregoing, I am of the opinion that the issuance of the Shares has been approved by all necessary corporate action and that when the Shares are sold they will be legally issued, fully paid and non-assessable.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Arden T. Phillips
Arden T. Phillips